James C. T. Linfield +1 720 566 4010 linfieldjct@cooley.com	VIA EDGAR AND OVERNIGHT MAIL

February 4, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:  Tim Buchmiller

Re:	NewLink Genetics Corporation
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed January 29, 2020
File No. 001-35342

Dear Mr. Buchmiller:

On behalf of NewLink Genetics Corporation (the “Company”), we are providing this letter in response to a letter, dated February 3, 2020, received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the Company’s Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, filed on January 29, 2020 (the “Preliminary Proxy Statement”). The Company is concurrently submitting an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Preliminary Proxy Statement”), which reflects changes made in response to certain of the comments contained in such letter.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter received from the Staff, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses set forth below correspond to the page numbers of the Amended Preliminary Proxy Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Preliminary Proxy Statement.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Summary, page 2

1.
We note your response to our prior comment 1. We also reference the additional disclosure included on pages 2 and 82 that upon request Merck will transfer to you all of its rights and interests in connection with the PRV and that you are entitled to 60 percent of the value of the PRV. Please revise Note D to the pro forma information on page 155 to clarify the following:

•	Whether you will have legal ownership of the PRV.

Cooley LLP   380 Interlocken Crescent   Suite 900   Broomfield, CO   80021-8023
t: (720) 566-4000  f: (720) 566-4099  cooley.com

February 4, 2020
Page Two

•	How the estimated fair value of your economic interest in the PRV considers that you are entitled to 60 percent of its value.

•	How the valuation considers any use of the PRV other than sale. We note the discussion on page 2 of the possible transfer or other disposition. Please clarify your intended use for the PRV.

•	How you considered “precedent transactions within the market” in your valuation as indicated in your response to our comment 16 in our letter dated December 19, 2019.

•	Explain to us how your valuation considers the declining trend in sales prices of priority review vouchers in recent years.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 155 of the Amended Preliminary Proxy Statement.

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Cooley LLP   380 Interlocken Crescent   Suite 900   Broomfield, CO   80021-8023
t: (720) 566-4000  f: (720) 566-4099  cooley.com

February 4, 2020
Page Three

Please direct any questions or comments regarding this response letter to the undersigned at (720) 566-4010.

Sincerely,

/s/ James C.T. Linfield

James C. T. Linfield

cc:	Brad J. Powers, Esq., NewLink Genetics Corporation
Matthew P. Dubofsky, Cooley LLP
Robert Suffoletta, Wilson Sonsini Goodrich & Rosati

Cooley LLP   380 Interlocken Crescent   Suite 900   Broomfield, CO   80021-8023
t: (720) 566-4000  f: (720) 566-4099  cooley.com